PROSPECTUS

                                20,000,000 SHARES

                                IVAX CORPORATION

                                  COMMON STOCK

                          -----------------------------

/bullet/ We will offer and sell from time to time, in one or more offerings, shares of our common stock to acquire other business, assets or securities. We expect that the terms of the acquisitions involving the issuances of securities covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities that we seek to acquire.

/bullet/ We have already issued 5,909,829 of the shares covered by this prospectus in connection with various acquisitions of business and properties.

/bullet/ The shares of our common stock that we issue at the time we make these acquisitions will be valued at prices reasonably related to the market price of our common stock at either the time we enter into the agreement for the acquisition or the time we complete the acquisitions.

/bullet/ We do not expect that underwriting discounts or commissions will be paid in connection with the issuances of the shares under this prospectus. However, finders' fees may be paid in connection with certain acquisitions. Any person receiving these fees may be deemed an underwriter within the meaning of the Securities Act of 1933.

/bullet/ Our common stock trades on the American Stock Exchange under the symbol
         "IVX". On January 18, 2000, the last reported sale price of our common stock was $29 1/2 per share. As of January 13, 2000, we had 101,839,567 shares of our common stock outstanding.

/bullet/ INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS"
         BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          -----------------------------

                 The date of this Prospectus is January 19, 2000

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements," or statements that are based on current expectations, estimates and projections rather than historical facts. We make these forward-looking statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond our control. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions. Many of these risks and uncertainties that we face are included under the caption "Risk Factors."

         Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors including but not limited to economic, competitive, governmental and technological factors affecting our operations, markets, products and prices, and other factors discussed elsewhere in this offering memorandum and the documents filed by us with the SEC. These factors may cause our results to differ materially from the forward-looking statements made in this offering memorandum or otherwise made by us or on our behalf.

         In light of these risks and uncertainties, the results and events contemplated by the forward-looking information contained in this prospectus might not occur. Potential investors are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
About This Prospectus.......................................................3
The Company.................................................................3
Risk Factors................................................................3
Use of Proceeds.............................................................8
Selected Consolidated Financial Data........................................9
Other Information..........................................................10
Restrictions on Resale.....................................................10
Where You Can Find More Information........................................11
Incorporation by Reference.................................................11
Experts....................................................................12
Legal Matters..............................................................12

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the "SEC," utilizing a "shelf" registration process. Under this shelf process, we may offer and sell the securities described in this prospectus as amended or supplemented in one or more offerings to acquire other businesses, assets or securities.

         You should read this prospectus together with any additional information described under the headings "Where You Can Find More Information" and "Incorporation by Reference" to learn about IVAX Corporation.

                                   THE COMPANY

         IVAX Corporation (referred to as "we" or "us") is a multi-national and generic pharmaceutical company engaged in the research, development, manufacture and marketing of proprietary and generic pharmaceutical products. We also have subsidiaries specializing in veterinary products, diagnostic products and nutraceuticals. Our principal executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137, and our telephone number is (305) 575-6000. For further information about our business and operations, reference is made to our reports incorporated herein by reference. See "Incorporation by Reference."

                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. Our most significant risks are described below; but these risks are not the only ones that we face. Our business, operating results or financial condition could be materially and adversely affected by these and other risks. You should also refer to the other information contained or incorporated by reference in this offering memorandum, before deciding to invest in our company.

RISKS RELATING TO OUR INDUSTRY

OUR INDUSTRY IS HIGHLY COMPETITIVE WHICH AFFECTS OUR PRODUCT SELECTION, PRICING, GROSS PROFIT AND MARKET SHARE.

         The pharmaceutical industry is intensely competitive. Most or all of the products commercialized by us will face competition from different chemical or other agents for the same diseases. Our current and future products will also face competition both from traditional forms of drug delivery and from advanced delivery systems being developed by others. Our competitors vary depending upon product categories, and within each product category, upon dosage strengths and drug-delivery systems. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

         /bullet/ significantly greater financial resources;

         /bullet/ large research and development and marketing staffs;

         /bullet/ larger production facilities; or

         /bullet/ extensive experience in preclinical testing and human clinical trials.

These competitors include major pharmaceutical companies, many of which have considerably greater financial, technical, clinical, marketing and other resources and experience than us.

NEW DEVELOPMENTS BY OTHERS COULD MAKE OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE OR OBSOLETE.

         The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change. We expect competition to intensify as technological advances are made. There can be no assurance that developments by others will not render our products or technologies obsolete or uncompetitive.

OUR REVENUES AND PROFITS FROM GENERIC PHARMACEUTICALS WILL DECLINE AS ADDITIONAL GENERIC EQUIVALENTS OF A PRODUCT ARE INTRODUCED.

         Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As patents for brand name products and related exclusivity periods mandated by regulatory authorities expire, the first generic manufacturer to receive regulatory approval for generic equivalents of such products is usually able to achieve relatively high revenues and gross profit. As other generic manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. The timing of these declines is unpredictable and can result in a significantly curtailed period of profitability for a generic product. Accordingly, the level of revenues and gross profit attributable to generic products developed and manufactured by us is dependent, in part, on:

         /bullet/ our ability to develop and introduce new generic products;

         /bullet/ the timing of regulatory approval of such products; and

         /bullet/ the number and timing of regulatory approvals of competing products.

         In addition, competition in the United States generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand name companies frequently take action to prevent or discourage the use of generic equivalents through marketing and regulatory activities and litigation. No regulatory approvals are required for a brand name manufacturer to sell directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market.

OUR INDUSTRY IS SUBJECT TO GOVERNMENT REGULATION THAT INCREASES OUR COSTS AND COULD PREVENT US FROM MARKETING OR SELLING OUR PRODUCTS.

         Our operations are subject to extensive regulation by governmental authorities in the United States and other countries, which regulate the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products. We devote significant time, effort and expense addressing the extensive government regulations applicable to our business. Failure to comply with governmental regulations can result in fines, unanticipated compliance expenditures, interruptions of production and criminal prosecution. The process of obtaining regulatory approval is rigorous, time consuming and costly. There can be no assurance that we will obtain necessary approvals on a timely basis, if at all. Delays in receiving regulatory approvals would adversely affect our ability to market products commercially. Product approvals by the United States FDA and comparable foreign regulatory authorities may be withdrawn if compliance with regulatory standards is not maintained or if problems relating to the products are experienced after initial approval.

REIMBURSEMENT POLICIES OF THIRD PARTIES, COST CONTAINMENT MEASURES AND HEALTH CARE REFORM COULD AFFECT THE MARKETING AND SALE OF AND DEMAND FOR OUR PRODUCTS.

         Reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as HMOs and MCOs. Third party payors are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the purchase of pharmaceutical products could be significantly influenced by the following, which would result in lower prices and a reduced demand for our product:

         /bullet/ the trend toward managed health care in the United States;

         /bullet/ the growth of organizations such as HMOs and MCOs;

         /bullet/ legislative proposals to reform health care and government insurance programs; and

         /bullet/ price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

These cost containment measures and health care reform could affect our ability to sell our products.

         The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement may not be available for some of our products. Reimbursement for a product, if granted, may not be maintained. Limits placed on reimbursement could reduce the demand for, or make it harder for people to buy our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.

OUR INDUSTRY IS SUSCEPTIBLE TO PRODUCT-RELATED LIABILITY CLAIMS THAT COULD REQUIRE US TO PAY SUBSTANTIAL SUMS.

         Like all pharmaceutical companies, we face the risk of loss and associated adverse publicity from product liability lawsuits. We cannot assure you that we can avoid such claims. We cannot be sure that our product liability insurance will be adequate to cover claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums.

RISKS RELATING TO OUR COMPANY

WE DEPEND ON THE DEVELOPMENT, MANUFACTURE AND MARKETING OF NEW PRODUCTS FOR OUR FUTURE SUCCESS.

         Our future success is largely dependent upon our ability to develop, manufacture and market commercially viable new pharmaceutical products and generic versions of off-patent pharmaceutical products. Generally, in order to be marketed commercially:

         /bullet/ products must be continually developed and tested;

         /bullet/ new products must be proven to be safe and effective in clinical trials;

         /bullet/ generic products must be proven to be bioequivalent to the name brand counterpart; and

         /bullet/ all products must receive requisite regulatory approval.

         Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, marketing and manufacturing of our products, as well as the process taken as a whole, involves significant periods of time and expense. There can be no assurance:

         /bullet/ that any products presently under development, if and when fully developed and tested, will perform in accordance with our expectations;

         /bullet/ that necessary regulatory approvals will be obtained in a timely manner, if at all; or

         /bullet/ that any of such products can be successfully and profitably produced and marketed.

CERTAIN CORPORATE MATTERS AND POLICIES MAY BE INFLUENCED BY THE CONCENTRATION OF OWNERSHIP AMONG CERTAIN SHAREHOLDERS.

         Our executive officers and directors and two additional shareholders currently have or share voting control over approximately 26% of our issued and outstanding Common Stock. Accordingly, such persons may have the ability to significantly influence the election of the members of our Board of Directors and other corporate decisions.

THE MARKET PRICE OF OUR STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE BECAUSE OF CERTAIN INTERNAL AND EXTERNAL FACTORS.

         The market prices for securities of companies engaged in pharmaceutical development, including ours, have been volatile. Certain factors may have a significant impact on the market price of our Common Stock, including without limitation:

         /bullet/ the announcement of technological innovations or new commercial products by us or our competitors;

         /bullet/ changes in governmental regulation;

         /bullet/ regulatory approvals obtained by us or our competitors;

         /bullet/ developments relating to patents or proprietary rights by us or our competitors;

         /bullet/ publicity regarding actual or potential medical results with respect to products under development by us or our competitors; and

         /bullet/ period-to-period fluctuations in financial results.

         For the 52-week period ended January 18, 2000, the closing sale price per share of our Common Stock, as reported on the American Stock Exchange, has ranged from a high of $29 5/8 to a low of $11 1/16.

OUR FOREIGN OPERATIONS ARE SUBJECT TO POLITICAL AND ECONOMIC INSTABILITY AND FOREIGN CURRENCY FLUCTUATIONS THAT MAY ADVERSELY AFFECT THEIR ABILITY TO GENERATE REVENUE.

         We derived approximately 53% of our revenue during the nine months ended September 30, 1999 from foreign operations that are subject to the risks of political, economic or social instability, including:

         /bullet/ the possibility of expropriation;

         /bullet/ confiscatory taxation;

         /bullet/ recessions;

         /bullet/ hyper-inflation;

         /bullet/ other adverse governmental or regulatory developments; or

         /bullet/ limitations on the repatriation of investment income, capital stock and other assets.

         We also conduct business in foreign currencies that are subject to fluctuations in their exchange rates relative to the U.S. dollar. From time to time we manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange contracts. We cannot assure you that currency exchange fluctuations or other political, economic or social factors will not adversely affect our financial condition or results of operations.

FUTURE INABILITY TO OBTAIN RAW MATERIALS OR PRODUCTS FROM CONTRACT MANUFACTURERS COULD SERIOUSLY AFFECT OUR OPERATIONS.

         Raw materials and certain products are currently sourced from single domestic or foreign suppliers. Although we have not experienced difficulty to date, we cannot assure you that supply interruptions will not occur in the future or that we will not have to obtain substitute materials or products, which would require additional regulatory approvals. Further, we cannot assure you that third parties that supply us will continue to do so. Any significant interruption of supply could have a material adverse effect on our operations.

WE DEPEND ON OUR PATENTS AND PROPRIETARY RIGHTS AND CANNOT BE CERTAIN OF THEIR CONFIDENTIALITY AND PROTECTION.

         Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have been issued numerous patents covering our technologies, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Patent applications in the United States are maintained in secrecy until the patent is issued. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on such discoveries. We cannot be sure that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide competitive advantages for our products or will not be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

         We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, that we will be able to maintain the confidentiality of information relating to such products.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE ON THEIR PROPRIETARY RIGHTS AND MAY PREVENT US FROM MANUFACTURING AND SELLING CERTAIN OF OUR PRODUCTS.

         There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may be required to defend against charges of infringement of patent or proprietary rights of third parties. This is especially true with respect to the sale of the generic version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Such defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties.

         Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products.

         We are also required to certify to regulatory authorities, such as the United States FDA, when seeking approval of some of our products that the product does not infringe upon third party rights. A patent holder may challenge a notice of non-infringement or invalidity by filing suit for patent infringement within 45 days of receiving notice. This challenge, if made, would prevent regulatory approval in the United States until the suit is resolved or until at least 30 months had elapsed. Such a challenge and delay could result in additional expenses or could eventually prevent us from manufacturing and selling certain of our products.

                                 USE OF PROCEEDS

         This Prospectus relates to shares of Common Stock which may be offered and issued by us from time to time in the acquisition of other businesses or properties. Other than the businesses or properties acquired, there will be no proceeds to us from these offerings.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following is a summary of certain of our financial information. You should read the following information together with our consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. The unaudited consolidated interim period financial statements include, in our opinion, all adjustments necessary for a fair presentation of the results of the unaudited interim periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               (UNAUDITED)
                                               NINE MONTHS
                                                   ENDED
                                             SEPTEMBER 30, (1)(2)                     YEAR ENDED DECEMBER 31, (1) (2)
                                            ----------------------    -------------------------------------------------------
                                              1999      1998            1998       1997         1996        1995       1994
                                              ----      ----            ----       ----         ----        ----       ----
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
  Net revenues(3).........................  $472,831  $459,651        $637,923  $ 594,286    $ 658,745    $785,949   $659,509
  Income (loss) from
   continuing operations(4)...............    39,766     7,404          24,617   (219,534)    (134,989)     94,319     57,941
  Income (loss) from
   discontinued operations(5).............       585    40,733          48,904     (8,701)     (23,690)     20,482     31,931
  Net income (loss).......................    40,944    45,404          71,594   (233,254)    (160,752)    114,835     89,049
  Basic earnings (loss) per common share:
   Continuing operations(4)...............       .36       .06             .21      (1.81)       (1.12)        .81        .51
   Discontinued operations(5).............       .01       .35             .41       (.07)        (.19)        .18        .28
   Net earnings (loss)....................       .37       .38             .60      (1.92)       (1.33)        .99        .78
  Diluted earnings (loss) per common share:
    Continuing operations.................       .36       .06             .21      (1.81)       (1.12)        .79        .46
    Discontinued operations...............       .01       .35             .41       (.07)        (.19)        .17        .26
    Net earnings (loss)...................       .37       .38             .60      (1.92)       (1.33)        .96        .71
  Weighted average number of common
   shares outstanding:
  Basic...................................   109,071   119,923         119,116    121,496      120,949     116,065    113,565
  Diluted ................................   110,806   120,039         119,264    121,496      120,949     119,539    124,675
  Cash dividends per common share.........  $     --  $     --        $     --   $     --    $     .05    $    .08   $    .06

                                             (UNAUDITED)
                                          SEPTEMBER 30, (1)(2)                            DECEMBER 31, (1) (2)
                                          --------------------       ---------------------------------------------------------
                                                 1999                   1998        1997         1996        1995       1994
                                                 ----                   ----        ----         ----        ----       ----
CONSOLIDATED BALANCE
 SHEET DATA:
  Working capital(6)......................     $132,683               $269,511    $238,918   $  415,927  $  354,733   $265,656
  Total assets............................      630,373                778,015     790,736    1,333,648   1,184,828    946,313
  Total long-term debt, net of
   current portion........................       45,713                 77,776      94,193      442,819     210,759    162,305
  Shareholders' equity ...................      337,024                453,208     435,039      695,128     789,172    634,456
  Book value per common
   share(7) ..............................         3.20                   3.80        3.58         5.72        6.69       5.56

----------
(1) Figures have been restated to reflect the acquisition of Zenith Laboratories, Inc. in 1994 which was accounted for under the pooling of interests method of accounting. The March 1, 1996 acquisition of Elvetium S.A. (Argentina), Alet Laboratories S.A.E.C.I. y E. and Elvetium S.A. (Uruguay) (collectively, "Elvetium"), and the September 30, 1995 acquisition of Pharmatop Limited, which were accounted for under the pooling of interests method of accounting, were recorded as of January 1, 1996 and 1995, respectively. Historical figures have not been restated to give retroactive effect to the Elvetium and Pharmatop Limited acquisitions due to the immateriality of the related amounts. Figures include the results of the following businesses acquired by purchase since their respective acquisition dates: ImmunoVision, Inc. on July 17, 1995; and 60% of the shares of Galena a.s., on July 25, 1994 (subsequently increased through open market purchases to 86%).
(2) Figures have been restated to reflect the classification of IVAX's intravenous products, personal care products and specialty chemicals businesses as discontinued operations.
(3)      Figures have been restated to conform to current classifications.
(4) Includes restructuring costs of $6,862, $14,274 and $5,324 and asset write-downs of $5,360, $23,814 and $63,749 in 1998, 1997 and 1996, respectively.
(5) Includes $42,583 net gain on the sale of the personal care products division in 1998, $12,623 net gain on the sales of the intravenous products and specialty chemicals business in 1997, and $48,442 of asset write-downs in 1996.
(6)      Excludes net assets of discontinued operations.
(7) Assumes conversion of Zenith Laboratories, Inc.'s cumulative convertible preferred stock in 1994.

                                OTHER INFORMATION

         Acquisitions involving the offer and issuance of shares of our Common Stock may require approval by certain federal and state regulatory bodies. The rights of dissenting stockholders of any acquired corporation and the federal income tax consequences for persons involved in any acquisition involving the issuance of shares of our Common Stock will be determined on a case-by-case basis for each acquisition.

                             RESTRICTIONS ON RESALE

         This Prospectus, which has been prepared in accordance with the SEC's Form S-4, is not available for use in connection with reoffers or resales of securities acquired pursuant to this Prospectus by persons who may be deemed our "affiliates," as such term is defined by the SEC. Such "affiliates" may sell such shares only pursuant to a prospectus prepared in accordance with an SEC form which is available for such purpose or pursuant to an available exemption from the registration requirements of the Securities Act.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at:

         /bullet/ Room 1024, 450 Fifth Street, N.W., Judiciary Plaza,
                  Washington, D.C. 20549;

         /bullet/ Suite 1400, 500 West Madison Street, Chicago, Illinois
                  60661-2511; and

         /bullet/ Suite 1300, 7 World Trade Center, New York, New York 10048.

         You can also obtain copies of these materials from the public reference facilities maintained by the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

         Our SEC filings can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov which contains reports, proxy statements and other information.

         In addition, our Common Stock is listed on The American Stock Exchange and certain reports, proxy statements and other information we file may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                           INCORPORATION BY REFERENCE

         Some of the information that you may want to consider in deciding whether to invest in our Company is not included in this prospectus, but rather is incorporated by reference to certain reports which we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

         /bullet/ Annual Report on Form 10-K for the year ended December 31,
                  1998;

         /bullet/ Quarterly Report on Form 10-Q for the quarter ended March 31,
                  1999;

         /bullet/ Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1999;

         /bullet/ Quarterly Report on Form 10-Q for the quarter ended September
                  30, 1999;

         /bullet/ Current Report on Form 8-K dated May 19, 1999 and filed on May
                  26, 1999;

         /bullet/ the description of the Common Stock contained in our Registration Statement on Form 8-B filed on July 28, 1993;

         /bullet/ the description of the Common Stock Purchase Rights contained in our Current Report on Form 8-K dated December 19, 1997 and filed on December 31, 1997; and

         /bullet/ all other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offering memorandum and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

         We will provide you with a copy of any document incorporated by reference without charge. Direct your request for copies to:

                  IVAX Corporation
                  4400 Biscayne Boulevard
                  Miami, Florida 33137
                  Attention: Corporate Secretary
                  Phone number:  (305) 575-6000.

                                     EXPERTS

                  The consolidated financial statements and financial statement schedules of IVAX Corporation, as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent auditors, and its report is included in reliance upon the authority of said firm as experts in giving said report.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered under this prospectus will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130-1557.